July 26, 2010

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Fax (202) 772-9205

Attn: Mr. Larry Spirgel

Assistant Director

Re: Technicolor

Form 20-F for the fiscal year ended December 31, 2009

Filed April 7, 2010

File No. 1-14974

Dear Mr. Spirgel,

This letter sets forth the response of Technicolor (the “Company”) to the comment set forth in the letter dated July 12, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company’s Form 20-F for the fiscal year ended December 31, 2009 (the “2009 20-F”).

We have set forth the comment in the Staff's letter followed by the Company's response below. In providing the responses below, the Company hereby acknowledges that:

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the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TECHNICOLOR SA 1, rue Jeanne d’Arc - 92443 Issy-les-Moulineaux, France tél. : +33 (0)1 41 86 50 00 - fax : +33 (0)1 41 86 58 59 www.technicolor.com	S.A. au capital de €79 649 881 Siège social : 1-5, rue Jeanne d’Arc - 92130 Issy-les-Moulineaux, France 333 773 174 R.C.S. de Nanterre

Form 20-F for the Fiscal Year Ended December 31, 2009

10.1 Reports of Independent Registered Public Accounting Firms, page 145

1.  Refer to your disclosures in footnotes 2.1 on page 155 and 3.1 on page 167 which you refer to the “Group as a going concern.” Your conclusions on the company’s ability to continue as a going concern are unclear. If you concluded that there are material uncertainties related to events or conditions that may cast significant doubt upon the company’s ability to continue as a going concern, please ask your auditors and tell us how they considered these uncertainties in their audit report.

As indicated in the 2009 20-F, under IAS I, the Board may approve the accounts on a going concern basis even if material uncertainties exist that may cast significant doubt upon the company’s ability to continue as a going concern, so long as the Board has determined that the risks to the Company’s ability to do so are not such that the situation is definitively compromised.

At the time of the approval of the consolidated financial statements for the fiscal year ended December 31, 2009, the Company was faced with a number of material uncertainties related primarily to the implementation of its Sauvegarde Plan. In particular, the Company’s ability to continue as a going concern assumed that the Sauvegarde Plan could be implemented in accordance with its terms.

The Sauvegarde Plan was formally approved by the Nanterre Commercial Court on February 17, 2010, to be implemented for the duration of the plan under the aegis of the Commissaire à l’exécution du plan. As with any court decision, the ruling of the Nanterre Commercial Court approving the Sauvegarde Plan could itself have been the subject of an appeal.

Indeed, as disclosed in Section 1.3.1 beginning on page 12 of the 2009 20-F, an appeal against the February 17, 2010 decision of the Nanterre commercial court was brought by certain holders of TSS (Titres Super Subordonnées), or deeply subordinated perpetual notes, in the Versailles Court of Appeal on February 23, 2010. However, with the exception of an appeal by the Attorney General (Ministère Public), an appeal would not have entailed a suspension of the Court’s order, so that such appeal would not have prevented the implementation of the Sauvegarde Plan by the Company. Insofar as the appeal by the TSS holders did not itself suspend the judgment approving the Sauvegarde Plan, the Company believed the restructuring contemplated by the plan could be implemented without delay, subject to the appellants’ right at any time to request that the President of the Versailles Court of Appeal grant a temporary stay of the judgment approving the Sauvegarde Plan (on the condition that the grounds for appeal were deemed to be sufficiently serious). As of the date hereof, no such temporary stay has been requested, and such stay may no longer be requested since the Sauvegarde Plan has already been executed to a large extent.

Since the Board of Directors considered the probability of an appeal preventing the implementation of the Sauvegarde Plan to be low, and considered the group’s cash would be sufficient to meet its expected cash requirements and address the potential financial consequences of ongoing litigation until at least December 31, 2010, the Board determined that it was appropriate for the consolidated financial statements to be prepared on a going concern basis, despite the existence of material uncertainties relating to the implementation of the Sauvegarde plan based on the appeal by the TSS holders as described above. In doing so, the Board determined that these material uncertainties did not cast significant doubt on the Company’s ability to continue as a going concern.

In their report appearing on page 145 of the 2009 20-F, the Company’s independent auditors state in relevant part “without qualifying the above opinion, we draw your attention to notes 1.2 and 3.1 of the consolidated financial statements, which describe, in particular, the Company’s situation in relation to the sauvegarde proceedings and its financial restructuring.”  Since the Board determined that the material uncertainties relating to the implementation of the Sauvegarde Plan did not cast significant doubt on the Company’s ability to continue as a going concern and the auditors concurred with this determination, the auditors did not make reference in their report to such significant doubt or to the fact that the financial statements did not include any adjustments that might result from the outcome of this uncertainty.

Following the publication of the 2009 20-F, the Company successfully closed the transactions contemplated in its Sauvegarde plan, through a balance sheet restructuring involving a rights issue, the issuance of notes redeemable in shares, and the issuance of disposal proceeds notes, allowing the Company to strengthen its capital structure while reducing its outstanding financial debt by 45% (from approximately €2.9 billion to approximately €1.6 billion).

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Please do not hesitate to contact the undersigned at +33 1 41 51 81; carole.jais@technicolor.com, if you have any questions regarding the above.

Very truly yours, /s/ Carole Jais Carole Jais SVP, General Secretary, Corporate & Securities Laws
cc:	Securities and Exchange Commission Michael Henderson, Staff Accountant Ivette Leon, Assistant Chief Accountant

TECHNICOLOR SA 1, rue Jeanne d’Arc - 92443 Issy-les-Moulineaux, France tél. : +33 (0)1 41 86 50 00 - fax : +33 (0)1 41 86 58 59 www.technicolor.com	S.A. au capital de €79 649 881 Siège social : 1-5, rue Jeanne d’Arc - 92130 Issy-les-Moulineaux, France 333 773 174 R.C.S. de Nanterre